Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.:
001-15323

                    This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

                    The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission (SEC) and available at the SEC’s Internet site (http://www.sec.gov).

                    J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

                    The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

* * *

[The following is a transcript of a presentation given by Dina Dublon, Chief Financial Officer of J.P. Morgan Chase, on May 11, 2004 and related materials.]

          THE MODERATOR: All right. We are all set. Okay. So it’s my pleasure to introduce Dina Dublon. Dina is the — go on and walk up. I will be done by the time you are up there.

          Dina is, obviously, the CFO of JP Morgan Chase. She became CFO in ‘98 and has obviously been with the company a long time, since ‘81 on the Chemical Bank side. She is enjoying the integration with Bank One right now, and I am sure you have a lot of questions, so get to it, Dina.

          MS. DUBLON: Okay. Good afternoon, everybody. And by the way I became CFO in December of 1998; so I think it would be in ‘99 — yes, December of ‘98.

          What I would like to do, first of all, here, if I can just go to the agenda. This is really an update. It’s an update that will not have lots of new news. I will not be able to comment on the legal reserving since we have not reached a conclusion.

          We are evaluating as you would expect — we are evaluating the situation, and we are evaluating it based on our set of facts, and they are not the same.

          I will briefly review first quarter 2004 financial results for us and for Bank One; and then for the rest of the presentation, what I wanted to do is discuss the progress of the merger with particular emphasis on financial management issues.

          Earnings for the quarter at JP Morgan were the highest since 2000. We had improvement in capital markets, driving net income in the investment bank, in investment management, and private banking really to the highest level in over three years.

          We also had an environment with good opportunities to begin selling and realizing gains out of our private equity business, and their patience is just beginning to pay.

          This business has more than offset the anticipated decline in home finance. We benefited from very low credit costs with dramatic improvement in the qualities of the commercial portfolio, but also better delinquencies and charge-off rates in the consumer. Total tier one capital was 7 billion higher than it was a year ago, while the capital that was allocated out to the businesses based on our risk measurement was actually 5 billion lower than it was a year ago.

          I am on slide three. Earnings for the quarter were 1.9 billion, almost 40 percent higher than last year. They were up about 70 million from just the fourth quarter. Return on equity was 17 percent. We had good growth in revenues, 11 percent from the fourth quarter and 7 percent from the first quarter last year. Relative to both periods expense growth rates were higher than revenue growth rates. We can and will be doing a better job on this for the rest of the year. Credit costs were lower than both periods, contributing significantly to the increase in earnings.

          Earnings at Bank One were a record as well. Retail profits were up 22 percent. They were driven by growth in net checking accounts, core deposits as well as home equity loans. Credit cards profit were up 29 percent. The margin increase — the margin was up 130 basis points. Charge volumes were up, and credit quality remains strong.

          Investment management profits were up 80 percent. They were driven by the acquisition of Zurich Life as well as 19 percent growth in assets under management. Middle market banking loan balances increased slightly during the quarter. That is the first time in many, many months. Commercial credit continues to improve here as well, and capital ratio — capital ratios remain among the industry strongest at 10.2 percent tier one ratio.

          The slide five gives you a summary of financials for Bank One earnings for the quarter at 1.2 billion. They were up 51 percent compared to last year. Return on equity was 20 percent. Revenues increased 16 percent from last year, as well as 11 percent sequentially. Expenses were flat with the fourth quarter, and up 16 percent from last year and at the same pace as the revenue growth;

in part driven by Zurich Life as well as increased card marketing.

          The same as for JP Morgan, we had here lower credit costs contributing to the growth in the bottom line. Looking ahead, I thought it is worth spending at least one moment — and I am sure you are going to have other questions — but spending a moment on the much discussion and to some extent speculation that is taking place in the market related to the impact of rising rates, and, importantly, an improving economy, the combination of the two.

          Despite the market’s view, this is not a bad scenario for JP Morgan Chase or for the combined firm. We entered 2004 with a budget that assumed a rise in Fed funds rate to 2 percent. That assumed the 10-year bond would be 4 and a half percent. That is the basis on which we had the discussions and provided guidance to the street in January of 2004.

          We discussed at that time that interest rates — that the rise in interest rates and an improving economy would have an impact. Of that we labeled as being head winds and tail winds.

          We talked about head winds coming in lower home finance and lower securities gains, and we talked about the tail winds coming from the private equity, investment management equity business, and M & A. If anything, the tail winds in the first quarter came in faster and a little stronger than we had anticipated with the potential exception of investment banking fees, on which we were very explicit about the extent of the build in the pipeline by the end of the quarter.

          A disciplined approach to managing market risks is really key to the comfort level with the exposures we have. We disclosed in the Q the VAR and the stress tests without — all of those obviously changed from day-to-day.

          One of our stress tests is the 1994 bond collapse scenario. It is not the scenario that drives a large stress loss. In fact, the loss associated with the collapse of a bond collapse — a stress loss is one that is not disclosed because the amount is too small. We only disclosed exposure to the largest loss scenarios, which over the last few months have been either to a credit crunch scenario or an equity collapse scenario.

          We have repositioned the firm significantly with no directional rate risk, and we have significantly situated options exposures with reducing any rate vega amounts. Compared to ‘94 the market is widely anticipating a rate move. I also want you to know that our reliance on carry trades or on mortgage trading is very small in our trading business.

          With that, let me move on to the merger and make a few comments about that. We have made significant progress since the announcement, and I would like to discuss it along four fronts.

          The first one is people. We have made the decisions three or four levels down in the company, over 600 management jobs. The second front is aligning client coverage as well as product design. On client coverage I’m talking about being able to align, for example, the corporate banking of Bank One, which clients would continue under a coverage model that is more like a middle market coverage model in which clients are going to be really under an investment bank coverage model.

          And that alignment we have done over the recent couple of months. The same is true for private banking and private clients services, which are the group that we have with the Bank One merger.

          And in product definitions there is a lot of work that is going on relative to alignment, whether it’s credit cards or whether it’s deposit products, where — for example, JP Morgan or Chase, for that matter, has tended to operate with one product design across all geographic markets and Bank One has tended to be much more geographically adapting to the market that they are competing in.

          And how is it that we are going to compete once we merge and what is the range of products we are going to offer is something that we have spent quite a bit of time on.

          The third front we have made progress on is the technology. We have made over 90 percent of our technology platform decisions. The execution of those integrations will take anywhere from 12 to 24 months before it’s all done.

          The fourth area is financial management. This ranges from agreeing on an account detail, what do we define as consulting expenses, being just one example that is particularly dear to Jamie Dimon.

          But account detail, business unit levels, MIS policies, obviously, a whole lot around purchase accounting — I’ll touch on that in a moment.

          So those are the four fronts that we have made — we have been working very hard on. Our goals throughout the integration are really to remain seamless to clients, to focus on expenses, and to be willing to spend whenever is the right thing in the long run.

          So there is a lot of discussion about trade-offs to be made, short-term versus long-term, when we make systems decisions, for example. There is also progress on the legal and regulatory front.

          The proxy statement was declared effective in April, and it was a hurdle to get it declared effective. The Department of Justice, Hart-Scott-Rodino is compete. We have filed all banking insurance applications to merge the holding companies, which we are looking to do, as we refer to it, by midyear. Our current target date is July 1. We need approval from the Fed.

          We have — shareholders meetings are scheduled for May 25.

          After the holding company merger, we will have a merger of the broker/dealers. Probably a month or so later, we will then have the merger of the card banks probably in September, and, finally, later in the year or potentially early next year the merger of the lead banks.

          Moving to financial management and making some comments about that, the new firm will have seven reporting segments: The investment bank, treasury and securities services, assets and wealth management — asset and wealth management, commercial, retail financial services, card services, and the corporate sector.

          The JP Morgan components of these reporting segments are here in blue. JP Morgan’s global Treasury business will now be reported as part of the corporate segment rather than as part of the investment bank. The group manages the interest rate risk of the whole firm, not just the investment bank; and there are — performance can mask and at times subsidize overall investment banking performance.

          Just moving on, the region in red, the Bank One components of these same reporting segments, we have aligned, as I mentioned earlier, corporate banking names into the more traditional commercial banking coverage, generally choosing to keep all of the client calling officers.

          This is one area in the bank where we have made the decision to save less money than what we had originally targeted to do, and that is under the belief that, again,

being able to provide a rich climate coverage will give us a much better opportunity to take advantage of the range of products that we now have to offer to a much broader client base.

          Retail banking includes all branches, consumer and small business, and all consumer lending other than cards, as well as insurance, including Zurich, which was previously in one’s IMG results.

          Assets and wealth management and card, obviously, will include both firms’ respective businesses. Corporate will now include JP Morgan Partners as well as the global treasury I referred to before. It will also have the residual unallocated expenses of support units and other corporate combined operations. I’ll be saying some more about unallocated expenses in a moment.

          This slide provides 2003 pro forma revenue breakdown showing the businesses based on the new segments. We are working, however, on new management information policies, and these may redivide probably — probably will redivide the revenue and income pie differently than just adding across the businesses of the two firms.

          Transfer pricing will be one example where we are reassessing, for example, what our core deposit levels are and the price of those deposits. There are large differences in the transfer pricing rates because the two firms — I will give you just two examples.

          The credit rate on retail deposits is 100 basis points lower at JP Morgan than at Bank One on essentially similar deposits. The funding rate on cards is 150 basis points higher in One than it is at Chase.

          Now, part of it is because their card business may have a different rate sensitivity than ours, JP Morgan versus One. We may have a higher, for example, component of floating rate. So, by definition, those will carry a lower funding rate; but, generally, there are meaningful differences, and we are in the process of reassigning that and that may change the revenue distribution that you see here on the pie.

          Just making a comment a little bit about the nature of interest rate risk management, we will be continuing with the JP Morgan approach for active risk taking and risk management under global treasury on a centralized basis; but on the other hand, like Bank One, we will have businesses held accountable for managing the rate sensitivity of the bottom line of the business.

          In JP Morgan the approach was much more one of match funding, and then, to the extent that the business remained sensitive to interest rates, that became an acceptable reason to explain performance relative to plan. At Bank One there is a more active management at the line of business level of exposure to interest rates.

          A few words about capital allocation, it will be based on risk measurement with reference to stand-alone capital levels. Generally, the capital to the businesses will be higher than it is today at JP Morgan, and will be lower than what it is today at Bank One.

          Expense allocations, we will leave certain costs unallocated in the corporate sector. Those costs would be things like executive management and other corporate and corporate initiatives of various sorts. We can go there if you want.

          At JP Morgan we were managing with the philosophy of allocating all expenses to the businesses and had essentially gotten there by the end of last year. The approach to management here is to price services to the businesses as best in market prices, to leave the cost in excess of that sitting in corporate, and then to very aggressively manage those costs down, but not to burden the businesses with those costs.

          There are other issues that we are dealing with. For example, in the context of the merger, we are offering to the businesses a real estate amnesty program. This is all intended to encourage lines of business to make sure that they are offering all access to real estate, so we can on a central basis then go about disposing of that real estate. And, obviously, with the amnesty program there is real incentive to go about doing that.

          So those are some of the issues that we have been dealing with over the last few months. We are not done, but it’s an extensive list related to the philosophy of management.

          Moving on to slide 14, for the six lines of business of the new firm, we will provide a full income statement. We will provide selective balance sheet data, financial and business metrics as well as credit quality statistics.

          We will also provide additional disclosure for each line of business. For example, for the investment bank, we will have revenue breakdowns by type, business and region as well as the trading VAR and stress test results that we have been providing

          For retail financial services we will provide revenue and income for the four segments. Under retail financial services it will be home, auto, insurance, and consumer and small business banking. We will be providing non-financial metrics, whether it’s production — you know, origination or production levels in mortgage or checking accounts, new checking accounts, et cetera, for all of these businesses as well.

          In corporate we will report private equity gains and portfolio information in the same way as we have been doing to date at JP Morgan.

          We will also have revenue as well as residual expenses sitting in the corporate sector.

          And from that, to the beloved topic of purchase accounting, so the merger proxy provides December 31, ‘03 pro forma financial information. We are potentially, by the end of the day today or early tomorrow, filing an 8-K with pro forma financials as of March 31, ‘04.

          On the slide, we showed the nature and the amount and the amortization of identified intangibles, a total of about $10 billions. That is an amount that is larger than what we had estimated at the point we announced the merger, although that information has been public for a while

The amortization of these will reduce pre-tax income by 1.4 billion in year one, but declining in the following years by about $100 million a year. This estimates will change.

          They are tending to be lower than what you see here. In our discussions and analysis, generally, the impact of those changes in identified intangibles on tier one capital is minimal, because, as we increase or decrease the amount of intangibles, we have an offsetting entry to good will; so it doesn’t make much of a difference to tier one, and I don’t think it would make much of a difference from the numbers you have here on the income statement either at this point.

          I am on slide 17, and there in the merger proxy, we also provide fair value adjustments to Bank One’s balance sheet. These will get fixed only on the date we close the deal. The fair value accounting adjustments are only for interest rate moves, so the 8-K we will be filing today or tomorrow will have the interest rates as of March 31 as opposed to the interest rates as of December 31.

          I think it’s reasonable to expect that by the time we close rates will be higher than March 31, and probably higher than they were in December. March 31 rates were lower than in December.

          The pre-tax income impact of these adjustments for the first three years is estimated to be 200 million more in income in the first year, 17 million negative, and 50 million negative in years two and three. It actually turns, again, positive to about 200 million in year four

          This is a bitch, I guess. I mean, this is really tough to kind of figure out: What do you do with trends? When you are looking, they will need to be pushed down to the line of business level as will all the purchase accounting adjustments. We will do our best to be identifying for you what these numbers are.

          The 8-K does provide adjustments as of 3/31, as I mentioned before, reflecting lower interest rates.

          From here, let me just make a few

comments about the return measures after you have purchase accounting. So on slide 19, we highlight alternative ways to calculate returns all in use by public firms. There are three enumerators here and three denominators. I guess we all know how to multiply

          That provides nine different ways to calculate a return on equity income. In the numerator, the numerator can use the reported net income, obviously, Generally Accepted Accounting Principles, or the operating net income, which we are defining here to be essentially the reported net income before merger costs, the costs of executing the merger, which we do not regard as being recurring — or you can define “income” to be a cash concept by adding back the amortization of intangibles.

          Our bias, as you will see in a moment, is to reference operating income, i.e., income before the cost of executing the merger as being the recurring number, rather than go to cash income.

          We will be providing you all the

information to do any of these measures.

          Equity in the denominator could be determined using book value or equity, excluding good will only, or tangible equity, which subtracts good will and all other intangibles. Our bias — and as I will be covering in a moment — will be to do equity excluding good will, but not the other allocated intangibles

          Reported income over equity book value or the reported ROE is the GAAP measure. It will be less meaningful both because of the numerator, the merger cost, as well as the denominator issues — and I will touch on that.

          Slide 20 describes the way in which we will evaluate return for line of business. The numerator will be the business segments earning divided by the average allocated capital to that business segment. We will not allocate merger costs to the lines of business, but we will have them bear the amortization of intangibles. This is all for external disclosure.

          We will disclose the amortization

amounts so investors can calculate the cash income. Allocated capital will take into account three key factors: The economic risks, regulatory capital requirements, and peer comparables.

          We will not allocate the good will and equity to fund that good will to the lines of business. We will look at the operating return on tangible equity when we look at line of business performance

          At the firm level and actually throughout the firm, we will be using multiple return measures, depending upon the purpose, for transaction pricing like loans or derivatives. We will want to evaluate return on risk; and, therefore, have capital allocation that captures the incremental transaction risk, not necessarily regulatory capital or peer comparables, just pure measurement of risk.

          For evaluating overall performance of the firm, we will use both an operating return on equity net of good will as well as an operating return on book equity. The hurdle rate for return on tangible equity will be higher than the hurdle rate on book equity. The hurdle rate on book equity needs to exceed the cost of capital.

          It will be difficult to use this for comparison to firms that have not had purchase accounting adjustments. The ultimate measurement of performance is generating a return on market cap, the price you as shareholders pay when you invest in the stock.

          And, again, the book equity here, saying the obvious, is going to be a mix of a historical book value of JP Morgan and the market cap value of Bank One.

          In summary, both JP Morgan and Bank One had record quarterly earnings. The combined management team has made significant progress on merger during the first four months. Financial metrics will emphasize line of business accountability for risk management and expenses, not just revenues.

          We will maintain conservative accounting policies and transparent disclosure. We do want you to understand how we are doing. And before I take questions, I just want to reiterate the strategic rationale for the merger with Bank One: A better balance — a better balance of volatile and less volatile businesses, market leadership in all businesses, significantly better position to compete in consumer and middle market banking, scale and financial strength — all of this leading to more consistent earnings growth and value creation for all of us.

          And with that, let me open it up for a few minutes of questions.

          AUDIENCE QUESTIONER: In computing good will, do you include post-acquisition restructuring costs? And also do you accelerate preacquisition costs that would have been incurred by either company.

          MS. DUBLON: I believe that Generally Accepted Accounting Principles would require us to have those costs essentially capitalized to the extent that they are incurred on the Bank One side.

          So the accounting is such that,

if we incur merger costs on the Bank One side, they become part of purchase accounting. They essentially increase good will.

          If we incur those costs — again, I am repeating what Generally Accepted Accounting Principles are — if we incur them on our side, they are a reduction to net income.

          For management information, not for external disclosure, because we do have issues about having disclosure that is different than Generally Accepted Accounting Principles when it comes to our dealings with the SEC for internal management purposes, we are going to be looking at all merger costs, whether they are capitalized or whether they are expensed. And we are going to be holding them as a below-the-line charge for all the businesses. That is, it is not a free good at the expense of the shareholder.

          Other questions? I can’t believe it.

          AUDIENCE QUESTIONER: Could you give us an update on your thinking on the business model for the asset and wealth management businesses, and what integration efforts are under way there?

          MS. DUBLON: Sure. We generally have opted on the private client services, to keep it as a separate business from the private banking of JP Morgan. So there is little integration effort in the more traditional sense of kind of meshing two businesses together, in part because the client base that they are servicing is somewhat different than the client base of the private banking.

          The private bank client base is wealthier. Our private banking, it is more global, and it is a significantly more expensive-to-service client base. So we are not integrating the two. By definition, there are integration issues, whether it is on the system side or whether it is, for example, in making sure that the sales force or generally the private client service people on the Bank One side understand the full range of the products, by definition, that now exist in the new firm.

          So that is on — that sides on the asset management side. The person who was in charge of their business at Bank One — I am going to remember his name in a moment — is the chairman of our investment management business. Paul Bateman is going to be the CEO — is the CEO of the combined business.

          Bank One brings to the table particularly strong fixed income management; and, again, this is — we are keeping their fixed income management separate from what we have otherwise as the separate discipline inside the investment management. So we are approaching, I guess, integration with great caution, having had the experience of doing it a few times before, in ways that we have learned to do better, I guess.

          Other questions? Yes.

          AUDIENCE QUESTIONER: It seems obvious that retail banking is going to be very important, about 25 percent of pro forma revenues.

          Is the combined company where it needs to be in retail banking, or do there have to be expansions in that area or even some contractions?

          MS. DUBLON: You know, let me address first of all the contraction. We will have, as we always do, when you bring two firms together — we are going to have on the margin things that make more or less sense to us. We always do.

          I don’t expect any of them to be of any significance as a shareholder of the firm. So there will be some of those kind of what I would call “refinements,” as opposed to any major — and some of that is in the process — obviously, we are discussing some of these issues just now.

          In terms of expansion, we have a great deal to accomplish in putting those two companies together and extracting the value in just putting them together. We are not — we do see the industry continuing to consolidate in the US. We will participate in consolidation.

          I will predict that the participation in consolidation for the coming, you know, few years will be more in the nature of small portfolio type acquisitions than anything larger than that.

          Is there opportunity to further consolidate in the US in consumer financial services? The answer is yes.

          Is it essential for us to do that in order to be competitive in our offerings? I don’t believe so.

          AUDIENCE QUESTIONER: A question on risk management, I am just curious if you sense any change whatsoever in the — maybe since the time of the merger — thank you for the new disclosure — you have 37 billion of credit derivatives against your portfolio, the net interest shock scenario versus the ‘94 scenario that you explained, the impact in 250 basis point, so a flattening of the curve is only 125 million — if seems to me like it costs a lot of money to buy that insurance — but is that always under the covers? Or is that you are just more defensive in nature and don’t want things —

          MS. DUBLON: You know, this is a widely anticipated rate move. You know, it can’t be more anticipated than it has been.

By definition, traders are more cautious than they would have been otherwise. Those are positions that do change daily.

          Okay. So I think we need to be very careful what we interpret, whether it’s a VAR measure or a stress test exposure measure and say this is exactly where they are as of May — whatever date it is today, because it obviously may not be.

          But, generally, it’s an anticipated move. We have structurally moved away from directional interest rate risk in the firm. So, you know, we have done it over time.

          We were still positioned on the margin, not much, but for an interest rate decline in the December. We — I mean JP Morgan, not true of Bank One — and we have made money on it, because rates did decline.

          So the question is: When do you change, and do you keep at it? So we have changed. We are positioned defensively. And, you know, I think that the nervousness in the market is around the dislocations that could occur around a sudden interest rate move.

          Again, I’m not expecting any major dislocations around what we are all looking at. And could there be impact from dislocation? Yes. Am I expecting a big number? No, not given the way that the overall street at this point is positioned.

          Again, in terms of trading revenues, my point is that we have not had the benefit of making a lot of money on mortgage trading, so we are not going to not have it when rates rise, which will make it much more difficult to make — to make money there in a rising rate environment.

          So, you know, all of these are kind of soft issues. But, again, I think the market has exaggerated — has had an exaggerated assessment of our exposure to a rising interest rate scenario.

          THE MODERATOR: Thank you. Question? I think we have one in the back.

          MS. DUBLON: Yes. I can’t see.

          AUDIENCE QUESTIONER: Another question on risk management.

          MS. DUBLON: Yes.

          AUDIENCE QUESTIONER: The history of large banking mergers is littered with examples of people — of management’s missing a risk that they should have been thinking about.

          And two examples, of course, are our host UBS. When they merged with Swiss Bank, there was a very, very large derivative risk. And in the Chase merger with JP Morgan, there was a large concentration risk. These were risks that were not at the forefront of management’s minds.

          Can you talk about how you all are approaching the risks that are not already reported in your quarter reports and that we haven’t already thought carefully about?

          MS. DUBLON: You know, I don’t know what we are missing, or we might be missing. So, you know, I can’t talk about what I don’t know.

          So, you know, I think that the difference to some extent is, at the point of the merger with Morgan, we had what turned out to be a pretty strong head wind in terms of where the economy was going, obviously, the reversal of the stock market, and then what has evolved since then. And we were not focused on the concentrations in the data communications. With hindsight, obviously, we were not focused on the that.

          It’s very difficult for me to tell you what is it that we are missing. I don’t know. I think we have a group of people that is a veteran of wars, and a veteran of mergers. And we are trying to be as attentive as possible for unexpected events, but I’m not sure I know what — you know, I don’t know how to comment on it with a greater degree of specificity. I’m not giving you a good answer.

          THE MODERATOR: We are going to take the rest of the questions down in the Wedgeroom for the breakout session, one floor down.

          MS. DUBLON: Thank you very much.

J.P. Morgan Chase & Co. MAY 11, 2 0 0 4 Dina Dublon Chief Financial Officer J.P. Morgan Chase & Co. UBS Global Financial Services Conference

Agenda 1Q04 Highlights JPM/ONE Merger Financial Management Summary

JPM - 1Q04 Highlights Highest quarterly earnings since 2000 - ROE 17% Strength in capital markets-related businesses Investment Bank - record trading revenue Investment Management & Private Banking - highest earnings in over 3 years JPMorgan Partners - positive for 3rd consecutive quarter Anticipated decline in retail driven by mortgage Continued improvement in credit Higher Tier 1 capital and lower risk in lines of business

Earnings ($ in billions) JPM - 1Q04 Financial Results Earnings 1Q03 1.4 4Q03 1.864 1Q04 1.93 EPS $0.69 $0.89 $0.92 ROE 13% 17% 17% Drivers ($ in billions) Revenue growth, but higher expense growth Lower credit costs 1 Operating basis.

ONE - 1Q04 Highlights Record quarterly earnings - ROE 20.5% Strength across all businesses: Retail - profits up 22%, growth in accounts, deposits, loans Card - profits up 29%, margin improvement and spend Investment Management Group - profits up 82% due to Zurich and growth in AUM Middle market - loan growth for first time in 2 years Continued improvement in credit, NPAs down 48% from peak Very strong balance sheet with Tier 1 capital ratio of 10.2%

Earnings ($ in billions) ONE - 1Q04 Financial Results Earnings 1Q03 0.818 4Q03 0.978 1Q04 1.232 EPS $0.71 $0.87 $1.09 ROE 14.7% 16.8% 20.5% Drivers ($ in billions) Core revenue growth in all businesses Lower credit costs

Rising Rates & an Improving Economy Balanced business mix Deposits vs. loans - - volumes & spreads Client flows vs. proprietary risk Upside from rise in equity values Lower Global Treasury and Home Finance revenues & income Realized gains in '02-'03 as rates declined, positioned defensively for rate increase Investment Bank driven by continued growth in client activity Modest contribution from carry trades and mortgage trading Disciplined approach to market risk management

Agenda 1Q04 Highlights JPM/ONE Merger Financial Management Summary

People Client Coverage/Product Alignment Technology/Systems Financial Management JPM/ONE Merger- First Four Months Goals Seamless to clients Expense discipline Long-term value creation

Merger Integration Timeline - Legal and Regulatory Proxy effective with SEC (4/19) Hart-Scott-Rodino DOJ and FTC complete Foreign banking, state banking & insurance applications filed Fed application filed (2/9) - not yet approved Holding company merger Shareholder meeting May 25th Mid-year target Broker/Dealer merger Card bank merger Lead bank merger Q104 Q204 Completed Q304 Q404 Q105 Upcoming

Agenda 1Q04 Highlights JPM/ONE Merger Financial Management Business Segment Reporting Purchase Accounting Return Measures Summary

Reporting Segmentation - JPM

Investment Bank

Investment Bank (ex. Global Treasury)

Commercial Banking

Chase Middle Market

Treasury & Securities Services

Treasury & Securities Services

Retail Financial Services

Chase Home Finance
Chase Auto Finance
Chase Regional Bank

Asset & Wealth Management

Investment Mgmt & Private Banking

Card Services

Chase Cardmember Services

Corporate

JPMorgan Partners
Global Treasury[1]
Support Units & Corporate

1 Currently within JPM's Investment Bank segment

JPMorganChase
BANK ONE
11

Reporting Segmentation - JPM and ONE

Investment Bank

Investment Bank (ex. Global Treasury)
Corporate Banking (portion)[1]
Capital Markets[1]

Commercial Banking

Chase Middle Market
Middle Market Banking[1]
Corporate Banking (portion)[1]
ABL, Leasing & Real Estate[1]

Treasury & Securities Services

Treasury & Securities Services

Global Treasury Services[1]

Retail Financial Services

Chase Home Finance	Home Equity[2]
Chase Auto Finance	Vehicle[2]
Chase Regional Bank	Retail Banking[2]
Small Business Banking[2]	Insurance[3]

Asset & Wealth Management

Investment Mgmt & Private Banking
Investment Management[3]
Private Client Services[3]

Card Services

Chase Cardmember Services
Card Services

Corporate

JPMorgan Partners	Support Units & Corporate
Global Treasury[4]	Corporate

1 Within ONE's Commercial Banking segment, 2 Within ONE's Retail segment, 3 Within ONE's Investment Management group, 4 Currently within JPM's Investment Bank segment

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Pro Forma Revenue Contribution Home Finance Cardmember Services Middle Mkt 2003 Revenue Contribution Retail 24 Asset & Wealth Management 8 Investment Bank 29 T&SS 11 Corporate 1 Cards 26 Commercial Banking 4 Retail Financial Services 24% Investment Bank 26% Commercial Banking 4% Treasury & Securities Services 11% Asset & Wealth Mgmt 8% Card Services 26% We will be aligning: Transfer pricing Revenue sharing Capital allocation Expense allocations Corporate 1%

Financial Disclosure Six lines of business: Full income statement Selected balance sheet data Financial & business metrics Credit quality statistics

Agenda 1Q04 Highlights JPM/ONE Merger Financial Management Business Segment Reporting Purchase Accounting Return Measures Summary

Purchase Accounting-Identifiable Intangibles Reflects 12/31/03 pro forma combined financial information provided in our merger proxy. Will change. Pre-tax Income Impact: First Year(12 months) $1.4bn Second Year (12 months) $1.3bn Third Year(12 months) $1.2bn

Fair Value Adjustments Reflects 12/31/03 pro forma combined financial information as provided in our merger proxy. Will be finalized at merger close. Note: (1) Reflects adjustments to reflect pension plan assets, premises and equipment, and post retirement liabilities acquired at fair value as well as the impact of unvested stock options written up to fair value Pre-tax Income Impact: First Year (12 months) $203mm Second Year (12 months) $(17)mm Third Year (12 months) $(52)mm

Agenda 1Q04 Highlights JPM/ONE Merger Financial Management Business Segment Reporting Purchase Accounting Return Measures Summary

Alternative Return Measures-Firmwide Income Equity Reported "Cash" income (add back amortization of intangibles) Operating (before merger costs) Book value Net of goodwill Tangible (net of goodwill and intangibles)

Return Measures - Lines of Business Return on allocated capital Disclose amortization of intangibles Allocated capital considers three key factors Economic risk measures Regulatory capital requirements Standalone peer comparables Business Segment Operating Earnings Average Allocated Capital

Purpose of Return Measures Allocating capital in day to day business-pricing Measuring overall performance Operating business returns Returns on invested capital

Summary Strong 1Q04 results for JPM and ONE Significant progress in the first four months since the merger announcement Financial management philosophy Lines of business accountability Conservative accounting policies Clear and transparent disclosure Driving financial discipline

Creating Value for Shareholders and Customers Balanced business mix Market leadership across business lines Scale & financial strength + + Consistent earnings growth

Regulation MA Disclosure This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that excess capital is not generated from the merger as anticipated or not utilized in an accretive manner; and the risk that disruption from the merger may make it more difficult to maintain relationships with clients, employees or suppliers. Additional factors that could cause JPMorgan Chase's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of JPMorgan Chase filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). JPMorgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013). The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JP Morgan Chase's and Bank One's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above- referenced Registration Statement on Form S-4.

J.P. Morgan Chase & Co. MAY 11, 2 0 0 4 Dina Dublon Chief Financial Officer J.P. Morgan Chase & Co. UBS Global Financial Services Conference